April 10, 2020

To Citigroup Shareholders:

New Economy Project, Greater Manchester Pension Fund, LGPS Central Limited, and School Sisters of Notre Dame Cooperative Investment Fund urge you to vote FOR Proposal #7 at the Citigroup Annual Shareholders Meeting on April 21, 2020.

The proposal calls on the Board of Directors to require the publication of a report, to be updated annually, disclosing:

1.	Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2.	Payments by Citigroup used for: (a) direct or indirect lobbying; or (b) grassroots lobbying communications, in each case including the payment amount and recipient. These disclosures should detail payments made at the U.S. state and federal levels, as well as payments for international lobbying.
3.	Description of management’s and the Board’s decision-making process and oversight for making payments described in section 2 above.

Sponsors of the proposal include the following: New Economy Project, based in New York City, works with community groups to build an economy that works for all; Greater Manchester Pension Fund is a UK local government pension fund with assets with a market value of circa £24 billion as of 31st December 2019; and LGPS Central is a group of Local Government Pension Scheme funds based in the Midlands in the UK, with combined pooled assets worth circa £45 billion collectively.

We are concerned that Citigroup’s insufficient lobbying disclosures pose significant reputational risks that can harm shareholder value. There are clear conflicts between Citigroup’s stated positions on critical issues like climate change and indirect lobbying activities it funds through trade associations. Although these conflicts arise for large corporations that are members of trade associations, they are particularly pronounced at Citigroup. Citigroup has made public commitments to address climate change and engage in high-quality sustainability reporting under the Global Reporting Initiative (GRI) standards. At the same time, Citigroup is also a longstanding member of the U.S. Chamber of Commerce, for example, which is notorious for lobbying against effective action on climate change. Indeed, despite superficial changes to its stated climate policy positions in 2019, the U.S. Chamber of Commerce continues to lobby for regressive and dangerous climate policy.

The COVID-19 pandemic presents another disturbing example of the conflict between Citigroup’s stated commitments and the U.S. Chamber of Commerce’s lobbying. In response to the pandemic, Citigroup has pledged $15 million to COVID-19 relief efforts and supports swift, proactive and aggressive action to mitigate the impacts of this crisis. The Chamber of Commerce, however, has lobbied the White House against the administration’s use of the Defense Production Act, which would enable the government to quickly accelerate the production of necessary medical equipment.

Citigroup should manage the conflicts between its public policy positions and the positions taken by the company’s trade associations.

The shareholder proposal outlines significant conflicts between Citigroup’s public policy positions and positions taken by its trade associations, and highlights the pressing need for Citigroup to disclose and manage risks surrounding these conflicts to reduce potential reputational risk. The public policy conflicts are most evident in the context of addressing the existential threat of climate change, and apply to other areas of Citigroup’s business, including fair housing regulation and related issues.

Citigroup is a signatory to the Global Reporting Initiative (GRI) and uses GRI standards in its sustainability reporting. Under GRI Standard 415, a company should report:

(1) the significant issues that are the focus of its participation in public policy development and lobbying;

(2) the company’s stance on these issues, and any differences between its lobbying positions and any stated policies, goals, and public positions.

This guidance means that Citigroup, as a company that uses GRI standards, should clearly disclose its significant lobbying and public policy positions, and should disclose any differences between its positions and the public policy positions of any trade associations of which they are members. Citigroup, however, does not provide these disclosures in sufficient depth or detail.

To adhere to its public commitment to GRI standards, Citigroup should follow the example of other multinational corporations that ensure their lobbying activities, including indirect lobbying through trade associations, either align with their public positions on major issues or disclose and manage risk where there are misalignments. Notably, Royal Dutch Shell (RDS) has published a review of its trade association memberships, documenting differences between RDS’s and its trade associations’ public policy positions. As a result of conducting the review, RDS ended its membership in a trade association that took public policy positions contrary to the company’s stated policies around climate change. This review also spurred RDS to update and make public its trade association and lobbying governance standards.

Citigroup’s refusal to use established best practices recommended by GRI, which other major international companies successfully employ, produces significant reputational risks that the Board should take immediate action to manage. We urge Citigroup to commit to conducting and making public a review of its public policy positions compared to those of its trade associations.

Citigroup’s lobbying is extensive.

Citigroup has spent more than $50 million on federal lobbying in the U.S. over the last ten years. This figure excludes Citigroup’s state lobbying, as well as Citigroup’s European lobbying, which totaled between €700,000 – €799,000 in 2018.

Citigroup actively lobbies in most states in the United States. State reporting systems are inconsistent and generally difficult to navigate, however, making Citigroup’s total spending on state lobbying hard to determine from public data sources. A report by the Sustainable Investment Institute and the Investor Responsibility Research Institute documented that Citigroup spent more than $1.5 million on lobbying in just six states that require relatively comprehensive lobbying reporting, from 2012 through 2015. Even Wal-Mart has begun to aggregate and report its state lobbying activities to shareholders to address these concerns.

Citigroup possesses the only comprehensive data available on its state lobbying spending, and could easily report the data to shareholders as part of an annual report on its lobbying activities.

Citigroup’s lobbying spending funds trade associations that engage in indirect lobbying on behalf of the company. Citigroup is a member of at least 17 trade associations -- including the U.S. Chamber of Commerce, the American Bankers Association, and the Business Roundtable -- which spent a cumulative $125 million on federal lobbying in 2019 alone. Since 1998, these trade associations have spent more than $2.3 billion on federal lobbying. Citigroup does not disclose its payments to trade associations or the portions of these payments used for lobbying.

Corporate reputation is a key component of shareholder value.

A Conference Board study on reputational risk found that “about 35% of investment decisions are based on factors such as reputation and image,” and favorable “public perception of a business positively affects corporate profitability, market-to-book value, and total sales.” The study also noted that both executives and investors see reputational risk as “the most significant threat posed to a company’s global business operations today.” These findings underscore the pressing need for Citigroup to take action to address the reputational risks, and associated risks to shareholder value, posed by the company’s inadequate lobbying disclosures.

There is broad international support for lobbying transparency.

Many investor coalitions around the world support full transparency in corporate lobbying. Such coalitions include the International Corporate Governance Network (ICGN), which represents investors with more than $34 trillion in assets. ICGN supports “clear public disclosure” of all lobbying activities. In addition, the Principles for Responsible Investment recommends full disclosure of spending on and membership in trade associations, and calls on companies to ensure consistency in their public policy positions with respect to direct and indirect lobbying.

Citigroup possesses lobbying data and could easily and inexpensively provide a report to shareholders.

Citigroup claims that, “because it already has extensive disclosure practices pertaining to its political contributions and lobbying activities...Citi does not believe the additional disclosure requested by the stockholder proposal would be useful to shareholders.” Many of Citigroup’s existing disclosures are simply those required by law. Given the disparities among state lobbying reporting requirements, it is nearly impossible for shareholders to piece together a full view of Citigroup’s lobbying activities. Citigroup does not report other critical lobbying information, like spending to support indirect lobbying. Given that Citigroup has all of the necessary data at hand, producing a report for shareholders on all direct and indirect lobbying spending, as well as Citigroup’s governance and oversight policies and procedures for its lobbying activities would require minimal expense and effort.

Citigroup’s Board of Directors has recommended a vote AGAINST this proposal. Our response and rationale for a vote FOR this proposal follows:

•	The Board claims that Citigroup “already provides the disclosures requested by the Proposal.”

o	Our response: Citigroup’s claim is false. Citigroup neither discloses its payments to trade associations for indirect lobbying, nor does it publish sufficient information regarding the Board’s oversight of Citigroup’s participation in trade associations.
•	The Board highlights Citigroup’s “measures to promote transparency in and oversight of its lobbying and political activity,” including disclosure of significant trade association memberships and compliance with federal and state lobbying reporting laws.
o	Our response: Citigroup’s Board has the power to do more than “promote transparency.” It can ensure that Citigroup’s lobbying and political activity disclosures follow best practices and can avoid activities that pose undue reputational risks and risk to Citi’s long-term sustainable growth that can harm shareholder value. The Board has not done so.
o	Additionally, Citigroup’s reporting on its significant trade association memberships is incomplete, as it does not include any information on the amount of money contributed or amounts spent on lobbying. Further, it is not clear whether Citigroup discloses all of its trade association memberships, leaving shareholders in the dark about potential reputational risk.
•	The Board notes that Citigroup does not necessarily support the lobbying positions taken by the trade associations of which it is a member, and states that “attributing these lobbying efforts to Citi’s decision-making would be misleading to shareholders.”
o	Our response: As detailed above, Citigroup uses Global Reporting Initiative (GRI) standards to help guide its sustainability reporting. GRI specifically addresses tensions between a company’s public policy positions and those taken by its trade associations. GRI calls on companies to disclose any differences between the company’s public policy positions and its trade associations’ public policy positions, so that all shareholders are clear about any differences between them. Citigroup does not engage in this reporting.
o	It is irrelevant that Citigroup does not support the lobbying positions of its trade associations, as long as it funds that lobbying. By funding a trade association’s lobbying, Citigroup is effectively endorsing its lobbying positions.
•	The Board highlights Citigroup’s commitment to environmental sustainability and its engagement with the U.S. Chamber of Commerce on climate issues.
o	Our response: Citigroup has made public commitments to environmental sustainability goals, yet has contributed untold company resources over the years that support the Chamber’s destructive climate agenda. Citigroup’s failure to disclose its indirect lobbying spending is at odds with its claims that its engagement with the Chamber has helped move the Chamber’s position on climate change. Although we welcome Citigroup’s efforts to advance effective, science-based climate policy, attempts to influence the Chamber (or other trade associations) are not a substitute for oversight and disclosure of Citigroup’s lobbying activities. The well-documented reputational risks of Citigroup’s direct and indirect lobbying, and its insufficient disclosure policy, highlight the critical need for Citigroup to improve its lobbying disclosures and increase transparency around its lobbying policies, procedures, and spending details.

For all of the above reasons, we believe that Citigroup’s current lobbying disclosures are insufficient to protect shareholder interests.

Therefore, we urge investors to vote FOR this proposal. Please contact Alexis Iwanisziw at New Economy Project at alexis@neweconomynyc.org with any questions.

Sincerely,

New Economy Project

Greater Manchester Pension Fund

LGPS Central Limited

School Sisters of Notre Dame Cooperative Investment Fund